082-03871

RECEIVED

2007 NOV 20 P

KRONES AG
Böhmerwaldstraße 5
93073 Neutraubling
Germany

Corporate Communication

Olaf Scholz
Phone +49 9401 70-1169
Fax +49 9401 70-3205
investor-relations@krones.com

KRONES AG • Böhmerwaldstraße 5 • 93073 Neutraubling • Germany

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mr. Paul M. Dudek
450 Fifth Street, N. W.
Washington, D. C. 20549
U.S.A

[redacted]

07028160

November 2007

3rd quarter report

SUPPL

Dear Mr. Dudek

We gladly present you the interim report for the 3rd quarter 2007.

You can also find the report in German and English version in the internet under www.krones.com/Investor Relations.

If you wish to receive further information about KRONES AG, please contact our Corporate Communications Department: telephone +49 9401 70-1818, fax +49 9401 70-3786.

PROCESSED
NOV 26 2007
THOMSON FINANCIAL

Yours sincerely,

Olaf Scholz
Head of Investor Relations

Hermann Count Castell
Head of Corporate Communication



KRONES

1 January – 30 September		30 Sep 2007	30 Sep 2006	Change
Sales	€ m	1,569.7	1,340.4	17.1%
New orders	€ m	1,762.8	1,458.4	20.9%
Orders on hand	€ m	939.9	808.6	16.2%
Capital expenditure	€ m	60.9	49.4	23.3%
Earnings per share*	€	2.10	1.52	38.2%
EBITDA	€ m	135.2	112.8	19.9%
EBIT	€ m	101.7	76.2	33.5%
EBT	€ m	105.0	76.4	37.4%
Earnings after taxes	€ m	66.1	48.5	36.3%
Cash flow, gross	€ m	99.6	85.1	17.0%
Employees worldwide		9,467	9,136	3.6%
Employees in Germany		7,792	7,510	3.8%

* Diluted and basic (previous year adjusted to stock split scenario)

1 July – 30 September		Q3 2007	Q3 2006	Change
Sales	€ m	515.8	420.0	22.8%
New orders	€ m	653.3	516.5	26.5%
Earnings per share*	€	0.61	0.33	84.8%
EBITDA	€ m	39,3	29.1	37.1%
EBIT	€ m	28.0	16.7	67.7%
EBT	€ m	29.3	16.2	80.9%
Earnings after taxes	€ m	18.5	10.4	77.9%

* Diluted and basic (previous year adjusted to stock split scenario)

Dear shareholders and friends of KRONES,

Sentiment in Germany's machinery sector has seldom been as high as it is now. Worldwide, demand for products from Germany's outstanding machinery industry has been extremely brisk and most companies are generating tidy profits. As usual, KRONES is out in front. Sales and earnings in the first nine months of 2007 outperformed the year-earlier period considerably. Sales revenues rose 17.1% to €1,569.7m and after-tax earnings were up 37.4% to €105.0m.

We are especially pleased with the large increase in new orders in the third quarter, which was due in part to the strong economy and in part to various measures we have introduced in recent years to improve operations and efficiency. We also benefited from our position as the only full-service supplier worldwide capable of offering our customers cutting-edge machinery and lines that enable them to optimise their production processes.

On the whole, KRONES is in a better position today than ever before in the company's history. But that doesn't mean we're resting on our laurels. The global markets continue to present challenges for KRONESAG. And we're doing everything in our power to stay at least one step ahead of the competition. KRONES intends to continue to generate strong profits, even when the economy isn't as strong as it is now.

Volker Kronseder
Chairman of the Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

Economic environment

Global economic growth eases slightly

The mortgage crisis in the US unleashed trouble on the world's capital markets in the third quarter of 2007. Although calm was restored quickly, experts are anticipating that the crisis will have had negative implications for the global economy. The US economy in particular will likely suffer in the wake of the credit crunch. However, the leading economic research institutions do not expect an end to global economic growth this year or next.

In its current forecast for 2007, the International Monetary Fund (IMF) is standing by its prediction of 5.2% global economic growth. The IMF has lowered its growth forecast for the industrialised countries for 2007 slightly, from 2.6% to 2.5%.

The external shock of the mortgage crisis also has economic experts less optimistic about Germany's prospects. The nation's leading economic research institutes have revised their forecasts for Germany's GDP growth in 2008 slightly downward from 2.4% to 2.2%. For 2007, the forecast is 2.6%.

Machinery sector still booming

The VDMA has upped its forecast for output growth for 2007 to 11%.

The machinery sector is still running full steam ahead. Exports and domestic sales alike remain extremely high. The German Engineering Federation (VDMA) has revised its forecast for 2007 output growth upward from 9% to 11%. This is the first time since 1969 that the industry is looking at double-digit output growth. Moreover, the VDMA expects production output to jump again in 2008, by around 5%. If this prediction holds, it would mean the industry's fifth consecutive year of growth. The last time Germany's machinery sector experienced a growth phase of similar intensity was back in 1958 to 1962.

New orders in Germany's machinery sector


170
160
150
140
130
120
110
100
90
80
70
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Germany ■ Outside Germany, adjusted for price and seasonal influences, 2005 sales index = 100
Source: VDMA

Sales

First three quarters 17% better than a year ago

In the first nine months of 2007, KRONES benefited from favourable macroeconomic conditions and an excellent business trend within the industry. The fact that the company is a full-service supplier and has therefore been able to land large-scale orders like an €80m contract for Altmühltaler Mineralbrunnen has also had a positive impact on revenues. In addition, KRONES has been benefiting more than proportionately from the growing trend toward bottling beverages in plastic (PET). As a result, sales were up 17.1% on the previous year, to €1,569.7m.

KRONES maintained its growth course in the first nine months of 2007.

KRONES GROUP sales at 30 September, in € m


2003
1,064.7
2004
1,110.3
2005
1,208.0
2006
1,340.4
2007
1,569.7

HGB through 2003, IFRS from 2004 onward

At €282.4m, sales in Germany in the first three quarters were up 50.9% over the year-earlier period. That puts the share of consolidated sales generated in Germany at 18.0% (previous year: 14.0%). In the first nine months and in the third quarter of 2007, business was also strong in South America, Russia, and China, where bottlers are expanding capacities in order to meet rapidly growing demand.

KRONES GROUP sales, Q3, in € m


2003
347.2
2004
339.9
2005
387.3
2006
420.0
2007
515.8

HGB through 2003, IFRS from 2004 onward

A strong third quarter

At €515.8m, third-quarter sales are up 22.8% year-on-year. Unlike in previous years, the third quarter of 2007 was spared the sharp seasonal decline that is common for this time of the year. As a result, Q3 sales were only 6% lower than in Q2 2007. In 2006, sales dipped more than 10% quarter-on-quarter. The stronger Q3 sales in 2007 can be attributed to a good business trend but also to internal process improvements.

Sales growth picked up in the third quarter, for a 22.8% increase in revenues year-on-year.

New orders and orders on hand

Strong demand in Germany and abroad

As has been the case for the year overall, demand for KRONES machines and lines remained strong in the third quarter. In the first nine months of 2007, the company booked new orders totalling €1,762.8m. That's 20.9% more than a year ago.

High order bookings reflect strong demand for KRONES machines and lines.

KRONES GROUP new orders at 30 September, in € m


2003
1,072.5
2004
1,199.9
2005
1,341.6
2006
1,458.4
2007
1,762.8

HGB through 2003, IFRS from 2004 onward

KRONES received several large-scale orders from Germany and abroad in the third quarter. We received an order for five complete lines for bottling water in PET in North America and another for a complete line for filling beer into returnable glass bottles in South America, as well as various large orders from China.

New orders were up 26.5% in the third quarter of 2007 compared with the year-earlier period, to €653.3m.That means order intake picked up considerably over the course of the year. In the third quarter, total order bookings were up more than €100m on the second quarter.

KRONES GROUP new orders, Q3, in € m


2003
408.6
2004
415.0
2005
503.7
2006
516.5
2007
653.3

HGB through 2003, IFRS from 2004 onward

Comfortable orders backlog of €939.9m

Brisk demand ensured that KRONES' orders backlog was 16.2% higher than a year ago (€939.9m at 30 September 2007) despite shorter production lead times. A large orders backlog makes for better planning security. And a good level of production capacity utilisation enables us to be selective in accepting orders and to forgo unprofitable orders.

KRONES GROUP orders on hand at 30 September, in € m


2003
621.7
2004
703.9
2005
783.5
2006
808.6
2007
939.9

HGB through 2003, IFRS from 2004 onward

KRONES has a large orders backlog.

KRONES workforce continues to grow

At 30 September 2007, the KRONES GROUP employed 9,467 people worldwide (30 September 2006: 9,136), of which 7,792 were in Germany. Ninety-six young people began their vocational training at KRONES at the start of September 2007.

Compared with the end of the year 2006, the number of employees at KRONES was up by 302 at 30 September 2007.

Our employees' high level of qualification, capability and dedication as well as the company agreement entitled »Employment – Success – Future« on longer, more flexible working hours, were critical factors contributing to our success.

KRONES employees at 30 September


2003
8,716
2004
8,853
2005
9,082
2006
9,136
2007
9,467

Earnings

Profits up sharply

Earnings before taxes increased 37.4% to €105.0m in the first three quarters of 2007. At 6.7% after nine months, the EBT margin is below our target of over 7% for the year as a whole. But this can be attributed to the fact that the third quarter is not as profitable as the other quarters due to seasonal influences. The margin is up considerably compared with the same period of the previous year (EBT margin: 5.7%). Measures taken in the past to optimise internal processes and reduce costs helped bring the margin up, as did improved earnings quality.

After just three quarters, earnings before taxes have already passed the €100m mark.

KRONES GROUP EBT at 30 September, in € m


2003
68.0
2004
72.2
2005
66.7
2006
76.4
2007
105.0

HGB through 2003, IFRS from 2004 onward

At €29.3m, third-quarter EBT was up 80.9% compared with the year-earlier period. Our EBT margin was 5.7% (previous year: 3.9%). This improvement in our EBT margin exemplifies the path we are on and will help us achieve our targets.

KRONES GROUP EBT, Q3, in € m


2003
13.6
2004
12.9
2005
13.5
2006
16.2
2007
29.3

HGB through 2003, IFRS from 2004 onward

Earnings after taxes were up 36.3% to €66.1m for the first nine months of 2007. Third-quarter earnings after taxes amounted to €18.5m, 77.9% higher than the same period of 2006.

KRONES GROUP earnings after taxes at 30 September, in € m


2003
45.9
2004
46.6
2005
45.3
2006
48.5
2007
66.1

HGB through 2003, IFRS from 2004 onward

KRONES GROUP earnings after taxes, Q3, in € m


2003
11.5
2004
11.1
2005
9.1
2006
10.4
2007
18.5

HGB through 2003, IFRS from 2004 onward

Earnings per share nearly doubled

Following a 3-for-1 stock split that took effect 22 August 2007, the number of KRONES shares outstanding is now 31,593,072. On the basis of the new share volume, earnings per share after the first three quarters come to €2.10 (previous year: €1.52). Earnings per share for the third quarter of 2007 were €0.61 (previous year: €0.33).

After stock split, KRONES profit now divided among 31,593,072 shares.

KRONES GROUP earnings per share at 30 September, in € m


2003
1.45
2004
1.48
2005
1.42
2006
1.52
2007
2.10

HGB through 2003, IFRS from 2004 onward

KRONES GROUP earnings per share, Q3, in € m


2003
0.36
2004
0.35
2005
0.29
2006
0.33
2007
0.61

HGB through 2003, IFRS from 2004 onward

KRONES GROUP earnings structure, in € m

IFRS	1 Jan–30 Sep 2007	1 Jan–30 Sep 2006	Change
Sales revenues	1,569.7	1,340.4	17.1%
Changes in inventories of finished goods and work in progress	65.8	16.8	
Goods and services purchased	-864.6	-681.9	26.8%
Personnel expenses	-442.2	-409.8	7.9%
Other operating income/expenses and own work capitalised	-193.5	-152.7	26.7%
EBITDA	135.2	112.8	19.9%
Depreciation, amortisation, and write-downs on non-current assets	-33.5	-36.6	-8.5%
EBIT	101.7	76.2	33.5%
Financial income/expense	3.3	0.2	
EBT	105.0	76.4	37.4%
Taxes on income	-38.9	-27.9	27.1%
Net income	66.1	48.5	36.3%

Goods and services purchased, the largest expense item on KRONES' income statement, increased 26.8% to €864.6m in the first nine months of 2007. The ratio of this figure to total operating revenue climbed from 50.2% to 52.9%. High stainless steel prices were partly to blame for this expense item increasing more than proportionately to revenues. Other factors were expenses for external personnel services and temporary employees.

Personnel expenses were up 7.9%, less than proportionately to sales. The ratio of personnel expenses to total operating revenue decreased from 30.2% to 27.0%. This decrease reflects the increased use of temporary employees. It also reflects the positive effects of the employment pact made in 2005.

Cash flow statement

KRONES GROUP financial structure, in € m

IFRS	1 Jan–30 Sep 2007	1 Jan–30 Sep 2006	Change, in € m
EBT	**105.0**	**76.4**	**28.6**
Cash flow from operating activities	-12.3	-61.9	49.6
Cash flow from investing activities	-57.5	-40.9	-16.6
Free cash flow	**-69.8**	**-102.8**	**33.0**
Cash flow from financing activities	58.4	67.1	-8.7
Net change in cash and cash equivalents	-11.4	-35.7	24.3
Change in cash and cash equivalents arising from exchange rates	1.2	-2.0	3.2
Cash and cash equivalents at the beginning of the period	57.7	56.5	1.2
Cash and cash equivalents at the end of the period	**47.5**	**18.8**	**28.7**

KRONES' cash flow has improved, and we're working to further optimise it.

In the first three quarters of 2007, cash flow from operating activities improved €49.6m over the year-earlier period. The figure was still negative, at –€12.3m, because we were building working capital during the reporting period. This is due to the increase in inventories resulting from a larger orders backlog and to a lower liabilities item. On the whole, working capital increased less than proportionately to sales during the reporting period. We continue to work at optimising our working capital. For example, our stricter receivables management has enabled us to reduce our receivables outstanding by €48.9m.

KRONES spent €60.9m on intangible assets and property, plant, and equipment in the first nine months of 2007 (previous year: €49.5m). Of this, the lion's share (€48.5m) went toward property, plant and equipment, like the new technology centre in Neutraubling and new production machinery (previous year: €38.4m).

Free cash flow improved €33m to –€69.8m during the reporting period.

KRONES GROUP capital expenditures at 30 September, in € m


2003
31.7
2004
22.5
2005
44.8
2006
49.4
2007
60.9

HGB through 2003, IFRS from 2004 onward

Balance sheet structure

KRONES GROUP asset and capital structure, in € m

IFRS	30 Sep 2007	31 Dec 2006	31 Dec 2005	31 Dec 2004
Non-current assets	445	430	403	382
of which property, plant and equipment, intangible assets, and financial assets	401	374	357	335
Current assets	1.151	1.042	880	828
of which cash and equivalents	48	58	57	75
Equity	671	629	572	526
Total debt	925	843	711	684
Non-current liabilities	150	147	155	151
Current liabilities	775	696	556	533
Total	**1,596**	**1,472**	**1,283**	**1,210**

The company invested heavily in property, plant and equipment during the reporting period.

At 30 September 2007, the KRONES GROUP's total assets had grown 8.4% over 31 December 2006, to €1,596.3m. But this growth fell short of sales growth, which was 17.1%.

Property, plant and equipment increased from €305.5m to €330.6m, so that non-current assets at the nine-month mark were 7.1% higher than at the 2006 balance sheet date.

Current assets increased 10.4% to €1,151.5m at 30 September, due in large part to a sharp increase in inventories resulting from an expanding orders backlog. At 30 September 2007, KRONES held cash and cash equivalents amounting to €47.5m (31 December 2006: €57.7m).

Current liabilities increased 11.4% to €775.6m, as the company took out bank loans and customer prepayments increased. On the other hand, non-current liabilities did not change significantly.

At 30 September 2007, KRONES' equity ratio was 42%. That means the company still has a sound capital structure and sufficient leeway for financing further growth.

Reports from the segments

Sales by segment


Machines and lines for product filling and decoration 84.4% (€1,325.3m)
Machines and lines for beverage production/ process technology 12.1% (€190.3m)
Machines and lines for the lower output range (KOSME) 3.5% (€54.1m)

Sales at 30 September 2007: €1,569.7m


Machines and lines for product filling and decoration 86.2% (€1,154.5m)
Machines and lines for beverage production/ process technology 9.8% (€131.8m)
Machines and lines for the lower output range (KOSME) 4.0% (€54.1m)

Sales at 30 September 2006: €1,340.4m

KRONES is reaping the benefits of a continued trend toward PET bottles.

In the first nine months of 2007, »machines and lines for product filling and decoration,« our core segment, increased sales 14.8% compared with the year-earlier period, to €1,325.3m. A major portion of these sales were machines and lines for producing and filling pet bottles. The trend toward plastic bottles, which are increasingly replacing cardboard and glass as a packaging material, continued unabated.

»Machines and lines for beverage production/process technology« increased revenues 44.4% to €190.3m. We received several large orders from South America and Asia, where several breweries are expanding their capacities. KRONES has accumulated valuable experience in process engineering through its work with breweries and now hopes to use this knowledge to expand into the milk and soft drink segments. The technologies involved include systems for pasteurising milk and machines for mixing beverage ingredients. KRONES gained significant ground in this area in the first nine months of this year.

We are not satisfied with the development of our smallest segment, »machines and lines for the low output range (KOSME)«. Sales stagnated at €54.1m in the reporting period, due in part to the fact that higher-performance machines have been in greater demand on the market for some time now.

Segment earnings

The EBT margin for our core business climbed from 6.5% to 8.2%.

»Machines and lines for product filling and decoration« is not only our largest segment. It is also our most profitable by far. After the first three quarters, EBT was €108.3m, 44.0% higher than the previous year's result. Good price quality meant that the EBT margin also improved considerably, from 6.5% to 8.2%.

The earnings figures from the »machines and lines for beverage production/process technology« segment clearly reflect the fact that we still do not have a complete range of process technology for soft drinks and milk. As a result, lower-margin goods purchased for resale still accounted for a relatively large share of sales in the first nine months of 2007. Thus earnings before taxes improved only slightly, by €0.2m to –€2.1m, despite the fact that sales increased sharply. The EBT margin improved from –1.7% the a year earlier to –1.1%, indicating another clearly positive margin trend.

Earnings at KOSME (»machines and lines for the low output range«) were unexpectedly poor. Earnings before taxes amounted to €1.2m for the first nine months of 2007, compared with €3.5m in the year-earlier period. Given the weak demand for machines and lines for the low output range, KOSME has moved away from its original purpose of building simple machines to manufacturing custom products. Now that KOSME has been operating as a supplier of complete lines since 2006, KRONES' tools will take hold in 2008 and help bring about better results.

Machines and lines for product filling and decoration	1 Jan – 30 Sep 2007	1 Jan – 30 Sep 2006	1 Jan – 30 Sep 2005
EBIT	104.3	74.2	73.6
EBT	108.3	75.2	73.7
EBT margin	8.2%	6.5%	7.3%

Machines and lines for beverage production/process technology	1 Jan – 30 Sep 2007	1 Jan – 30 Sep 2006	1 Jan – 30 Sep 2005
EBIT	-2.0	-2.2	-7.2
EBT	-2.1	-2.3	-7.2
EBT margin	-1.1%	-1.7%	-4.8%

Machines and lines for the lower output range (KOSME)	1 Jan – 30 Sep 2007	1 Jan – 30 Sep 2006	1 Jan – 30 Sep 2005
EBIT	-0.6	4.2	0.2
EBT	-1.2	2.7	0.1
EBT margin	-2.3%	6.5%	0.4%

MANAGEMENT REPORT

The KRONES share

KRONES outperforms the market

A three-for-one stock split that had been approved by the annual shareholders' meeting was carried out on 22 August, giving shareholders two additional shares for each share held. The resulting volume of KRONES shares outstanding is 31,593,072. At the end of the third quarter, the share price was €56.72, for a gain of 46.7% since the start of the year. The MDAX gained only 10% in the same period.

With a gain of 46.7% since the start of the year, KRONES is one of the top performing shares on the MDAX index.

The KRONES share since the start of 2007


62.50
60.00
57.50
55.00
52.50
50.00
47.50
45.00
42.50
40.00
37.50
35.00
January
February
March
April
May
June
July
August
September
October
KRONES share
MDAX

Even in the third quarter, in which the stock markets were hampered by the mortgage crisis, the KRONES share outperformed the index. While the MDAX slipped 6% in the third quarter, the KRONES share lost only 1.3%.

KRONES presented itself to investors at several international road shows in the first nine months of 2007. In addition, KRONES management held numerous individual meetings with interested investors and analysts.

One of the company's major aims is to secure its inclusion on the MDAX for the long term. Sharp jumps in both the share price and trading volume since the start of the year have cemented KRONES' spot on the MDAX. Nevertheless, the company intends to step up its investor relations activities even further. A regular newsletter will soon be keeping investors and analysts informed about what's happening at KRONES and in the industry. The first edition of the newsletter is slated for release at the end of 2007.

Hermann Graf Castell was appointed Director of Corporate Communications for the entire KRONES GRUPPE effective 1 October 2007. He will continue to be available as a contact for investor relations. Olaf Scholz, KRONES' investor relations manager since January 2007, took over as head of Investor Relations on 1 October and will now be handling the company's contacts with analysts and investors.

Outlook

KRONES is benefiting from favorable economic conditions and its own strong market position. Demand for our products in Germany and abroad is likely to remain high throughout the remainder of the year.

EBT margin target for 2007 is above 7%.

We expect to pass the €2bn mark in sales for the first time in 2007 and to achieve sales growth of more than 12%. But our focus will not be on growth alone so much as profitability. We have already increased our company's efficiency and will continue to steadily improve our processes.

In the current fiscal year, KRONES intends to considerably increase earnings before taxes. The return on sales before taxes (EBT margin) should be more than 7%. Our target return on capital employed (ROCE) is 20%. The sales and earnings generated in the first nine months of 2007 have put us well on our way toward achieving our targets for 2007 and we are confident that we will reach them.



KRONES GROUP consolidated interim financial statements

Consolidated balance sheet

Assets	30 September 2007		31 December 2006	
	in € m	in € m	in € m	in € m
Intangible assets	54.9		53.6	
Property, plant and equipment	330.6		305.5	
Financial assets	15.0		15.0	
Property, plant and equipment, intangible assets, and financial assets	**400.5**		**374.1**	
Deferred tax assets	6.4		5.8	
Trade receivables	22.3		34.0	
Current tax receivables	14.8		14.9	
Other assets	0.8		0.9	
Non-current assets		**444.8**		**429.7**
Inventories	495.2		387.1	
Trade receivables	532.8		540.9	
Current tax receivables	0.4		2.0	
Other assets	75.6		54.9	
Cash and cash equivalents	47.5		57.7	
Current assets		**1,151.5**		**1,042.6**
Total		**1,596.3**		**1,472.3**

Equity and liabilities	30 September 2007		31 December 2006	
	in € m	in € m	in € m	in € m
Equity		**670.9**		**628.7**
Provisions for pensions	76.3		70.8	
Deferred tax liabilities	10.4		8.7	
Other provisions	44.9		45.2	
Liabilities to banks	0.8		0.8	
Trade payables	0.1		0.4	
Other financial liabilities	8.4		12.7	
Other liabilities	8.9		9.0	
Non-current liabilities		**149.8**		**147.6**
Other provisions	112.0		92.3	
Provisions for taxes	32.5		30.7	
Liabilities to banks	75.6		0.1	
Advance payments received	219.6		190.2	
Trade payables	109.0		154.2	
Current tax liabilities	0.8		2.7	
Other financial liabilities	31.4		25.9	
Other liabilities and accruals	194.7		199.9	
Current liabilities		**775.6**		**696.0**
Total		**1,596.3**		**1,472.3**

Consolidated income statement

	2007	2006	Change
	1 Jan – 30 Sep	1 Jan – 30 Sep	
	in € m	in € m	%
Sales revenues	**1,569.7**	**1,340.4**	**17.1**
Changes in inventories of finished goods and work in progress	65.8	16.8	
Total operating revenue	**1,635.5**	**1,357.2**	**20.5**
Goods and services purchased	-864.6	-681.9	26.8
Personnel expenses	-442.2	-409.8	7.9
Other operating income/expenses and own work capitalised	-193.5	-152.7	26.7
Depreciation, amortisation, and write-downs on non-current assets	-33.5	-36.6	-8.5
EBIT	**101.7**	**76.2**	**33.5**
Net financial income/expense	3.3	0.2	
Earnings before taxes	**105.0**	**76.4**	**37.4**
Taxes on income	-38.9	-27.9	
Net income	**66.1**	**48.5**	**36.3**
Profit share of minority interests	-0.1	0.6	
Profit share of shareholders of KRONES GROUP	66.2	47.9	
Earnings per share (diluted/basic) in €	2.10	1.52	

	2007	2006	Change
	Q3	Q3	
	in € m	in € m	%
Sales revenues	**515.8**	**420.0**	**22.8**
Changes in inventories of finished goods and work in progress	22.1	2.9	
Total operating revenue	**537.9**	**422.9**	**27.2**
Goods and services purchased	-290.4	-221.9	30.9
Personnel expenses	-141.7	-126.4	12.1
Other operating income/expenses and own work capitalised	-66.5	-45.5	46.2
Depreciation, amortisation, and write-downs on non-current assets	-11.3	-12.4	-8.9
EBIT	**28.0**	**16.7**	**67.7**
Net financial income/expense	1.3	-0.5	
Earnings before taxes	**29.3**	**16.2**	**80.9**
Taxes on income	-10.8	-5.8	
Net income	**18.5**	**10.4**	**77.9**
Profit share of minority interests	-0.6	0.1	
Profit share of shareholders of KRONES GROUP	19.1	10.3	
Earnings per share (diluted/basic) in €	0.60	0.33	

Consolidated cash flow statement

	2007 9 months in € m	2006 9 months in € m
Earnings before taxes	**105.0**	**76.4**
Depreciation and amortisation (reversals)	33.5	36.6
Increase in provisions	24.2	26.6
Deferred tax item changes recognised in income	2.1	-0.7
Interest expenses and interest income	-1.6	0.9
Proceeds and losses from the disposal of non-current assets	-0.2	-1.8
Other non-cash income and expenses	-3.9	-4.1
Increase in inventories, trade receivables and other assets not attributable to investing or financing activities	-103.4	-122.6
Decrease in trade payables and other liabilities not attributable to investing or financing activities	-40.5	-59.4
Cash generated from operating activities	**15.2**	**-48.1**
Interest paid	-3.2	-2.3
Income taxes paid and refunds received	-24.3	-11.5
Cash flow from operating activities	**-12.3**	**-61.9**
Cash payments to acquire intangible assets	-12.4	-11.1
Proceeds from the disposal of intangible assets	0.1	0.9
Cash payments to acquire property, plant and equipment	-48.5	-38.4
Proceeds from the disposal of property, plant and equipment	0.4	9.1
Cash payments to acquire shares in associated enterprises	0.0	-3.5
Interest received	2.9	2.1
Cash flow from investing activities	**-57.5**	**-40.9**
Cash payments to company owners	-16.8	-14.7
Proceeds from new borrowing	75.5	82.1
Cash payments to pay lease liabilities	-0.3	-0.3
Cash flow from financing activities	**58.4**	**67.1**
Net change in cash and cash equivalents	**-11.4**	**-35.7**
Change in cash and cash equivalents arising from exchange rates	1.2	-2.0
Cash and cash equivalents at the beginning of the period	**57.7**	**56.5**
Cash and cash equivalents at the end of the period	**47.5**	**18.8**

Consolidated statement of changes in equity

	Parent company						
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit	Equity
	in € m	in € m	in € m	in € m	in € m	in € m	in € m
At 1 January 2006	**26.9**	**103.7**	**330.1**	**4.2**	**-1.3**	**105.0**	**568.6**
Dividend payment (€1.40 per share)						-14.7	**-14.7**
Consolidated net income 9 months 2006						47.9	**47.9**
Allocation to retained earnings			9.5			-9.5	**0.0**
Currency differences				-5.0			**-5.0**
Changes in the consolidated group			-2.3				**-2.3**
Hedge accounting					0.9		**0.9**
At 30 September 2006	**26.9**	**103.7**	**337.3**	**-0.8**	**-0.4**	**128.7**	**595.4**
Consolidated net income Q4 2006						29.4	**29.4**
Allocation to retained earnings			25.4			-25.4	**0.0**
Currency differences				0.2			**0.2**
Changes in the consolidated group			-0.1				**-0.1**
Hedge accounting					1.2		**1.2**
At 31 December 2006	**26.9**	**103.7**	**362.6**	**-0.6**	**0.8**	**132.7**	**626.1**
Dividend payment (€1.60 per share)						-16.8	**-16.8**
Consolidated net income 9 months 2007						66.2	**66.2**
Allocation to retained earnings			30.0			-30.0	**0.0**
Stock split	13.1		-13.1				**0.0**
Currency differences				-8.4			**-8.4**
Hedge accounting					1.3		**1.3**
At 30 September 2007	**40.0**	**103.7**	**379.5**	**-9.0**	**2.1**	**152.1**	**668.4**

Minority interests	Group equity
Equity	
in € m	in € m
3.3	571.9
	-14.7
0.6	48.5
	0.0
	-5.0
-1.1	-3.4
	0.9
2.8	598.2
-0.4	29.0
	0.0
	0.2
0.2	0.1
	1.2
2.6	628.7
	-16.8
-0.1	66.1
	0.0
	0.0
	-8,4
	1.3
2.5	670.9

KRONES GROUP segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/ process technology		Machines and lines for the low output range (KOSME)		KRONES GROUP	
	2007	2006	2007	2006	2007	2006	2007	2006
	9 months	9 months	9 months	9 months	9 months	9 months	9 months	9 months
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
Sales revenues	1,325.3	1,154.5	190.3	131.8	54.1	54.1	1,569.7	1,340.4
EBIT	104.3	74.2	−2,0	−2,2	−0,6	4,2	101,7	76,2
Employees at 30 September*	8,227	7,922	545	566	482	435	9,254	8,923
Return on sales (ROS)**	8.2%	6.5%	−1.1%	−1.7%	−2.3%	6.5%	6.7%	5.7%

* Consolidated group ** Basis: EBT



Notes to the consolidated financial statements of KRONES GROUP

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 30 September 2007 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations. A list of these standards and interpretations can be found on p. 33.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro.

- **Consolidated group**

Besides KRONES AG, the consolidated financial statements for the period ended 30 September 2007 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

KRONES Ukraine LLC, Sofia, Ukraine, in which KRONES AG holds a 100% stake, was established in fiscal 2007.

MAINTEC Service Ges.m.b.H. Austria, of Dorf an der Pram, Austria, in which KRONES AG holds a 51% indirect stake, was also established.

The first-time consolidation of the new shares was effected at the time of establishment.

- **Consolidation principles**

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Inter-company profits from deliveries effected or services rendered between Group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

- **Currency translation**

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept [IAS 21] using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised as income or expense at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		30 Sep 2007	31 Dec 2006	2007	2006
US dollar	USD	1.418	1.318	1.343	1.267
British pound	GBP	0.698	0.672	0.676	0.678
Swiss franc	CHF	1.659	1.608	1.637	1.588
Danish krone	DKK	7.455	7.456	7.448	7.458
Canadian dollar	CAD	1.417	1.529	1.483	1.410
Japanese yen	JPY	163.630	156.700	160.256	149.400
Brazilian real	BRL	2.612	2.814	2.684	2.742
Chinese renminbi (yuan)	CNY	10.641	10.292	10.286	10.012
Mexican peso	MXN	15.500	14.304	14.704	13.980

- **Accounting policies**

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of inventories and provisions, because their preparation requires some critical estimates and forecasts.

- **Intangible assets**

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

- **Research and development costs**

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

- **Goodwill**

Goodwill resulting from acquisition accounting is capitalised and an impairment loss recognised in accordance with IAS 36 if impairment is found to exist.

- **Property, plant and equipment**

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as acquisition or production costs (»cost«).

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14—50
Technical equipment and machines	5—15
Furniture and fixtures and office equipment	3—15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount as income, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

- **Leases**

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

- **Financial assets**

Financial assets are recognised at cost, less impairment losses.

- **Derivative financial instruments**

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as income or expense in the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently recognised in the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

- **Inventories**

Inventories are stated at the lower of cost or net realisable value. Cost of production includes costs directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

- **Receivables and other assets**

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks.

- **Construction contracts for specific customers**

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

- **Deferred tax items**

  Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

  The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

- **Provisions for pensions**

  Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

  Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

- **Other provisions**

  Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

  Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

- **Financial liabilities**

  Pursuant to IAS 39, financial liabilities are measured at cost on first-time recognition. Cost is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After the initial recognition, all financial liabilities and derivative financial instruments that represent liabilities are measured at amortised cost.

- **Sales revenues**
  With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

  Sales revenues are reported less reductions.

- **Segment reporting**
  Intersegment transfers are conducted under the same conditions as transfers among third parties.

- **Standards interpretations not applied early:**
  The following standards, interpretations, and amendments have been issued by the IASB and adopted by the European Union; however their application is not yet mandatory and they are not applicable to the consolidated financial statements of KRONES AG:

  - IFRIC 11 »IFRS 2 – Group and treasury share transactions«

  These new standards and interpretations are not expected to result in material changes for the consolidated financial statements of krones ag in the period in which they are first applied.

Shareholdings

Name and location of the company	Share in capital in %
■ neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
■ KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
■ ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
■ MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
■ S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
■ KRONES Nordic ApS, Holte, Denmark	100.00
■ SANDER HANSEN A/S, Holte, Denmark	100.00
■ KRONES S.A.R.L., Lyon, France	100.00
■ KRONES UK LTD., Bolton, UK	100.00
■ KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
■ KRONES S.R.L., Garda (VR), Italy	100.00
■ KRONES Nederland B.V., Boskoop, Netherlands	100.00
■ KRONES Maschinenfabrik GES.M.B.H., Vienna, Austria	100.00
■ MAINTEC Service Ges. m. b. H. Österreich, Dorf an der Pram, Austria	51.00
■ KOSME Gesellschaft MBH, Sollenau, Austria	100.00
■ KRONES Spólka z.o.o., Warsaw, Poland	100.00
■ KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
■ KRONES O.O.O., Moscow, Russian Federation	100.00
■ KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
■ KRONES AG, Buttwil, Switzerland	100.00
■ KRONES Iberica, S. A., Barcelona, Spain	100.00
■ KRONES S.R.O., Prague, Czech Republic	100.00
■ KRONES Ukraine LLC, Kiev, Ukraine	100.00
■ KOSME S.R.L., Roverbella, Italy	70.00
■ KRONES Surlatina S. A., Buenos Aires, Argentina	100.00
■ KRONES DO BRAZIL LTDA., São Paulo, Brazil	100.00
■ KRONES S. A., São Paulo, Brazil	100.00
■ KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
■ KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
■ KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
■ KRONES Asia Ltd., Hongkong, VR China	100.00
■ KRONES India Pvt. Ltd., Bangalore, India	100.00
■ KRONES Japan Co. Ltd., Tokyo, Japan	100.00
■ KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
■ KRONES Andina Ltda., Bogotá, Colombia	100.00
■ KRONES Korea Ltd., Seoul, Korea	100.00
■ KRONES Mex S. A. de C. V., Mexico d. f., Mexico	100.00
■ KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
■ KRONES, Inc., Franklin, Wisconsin, USA	100.00
■ Maquinarias KRONES de Venezuela S. A., Caracas, Venezuela	100.00
■ KRONES (Thailand) Co. Ltd., Bangkok, Thailand	100.00
■ Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00



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END